SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                     Form 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number: 333-58295

                     Indiana United Bancorp Retirement Plan
             (Exact name of registrant as specified in its charter)

                             Indiana United Bancorp
                               201 North Broadway
                            Greensburg, Indiana 47240
                                 (812) 663-0157
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

               Common shares, Indiana United Bancorp, no par value
             (Title of each class of securities covered by the Form)

                                      None
                         (Title of all other classes of
                         securities for which a duty to
                           file reports under section
                             13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)   [   ]        Rule 12h-3(b)(1)(ii)      [   ]
    Rule 12g-4(a)(1)(ii)  [   ]        Rule 12h-3(b)(2)(i)       [   ]
    Rule 12g-4(a)(2)(i)   [   ]        Rule 12h-3(b)(2)(ii)      [   ]
    Rule 12g-4(a)(2)(ii)  [   ]        Rule 15d-6                [ X ]
    Rule 12h-3(b)(1)(i)   [   ]

Approximate number of holders of record as of the certification or notice date: one

This form is filed to report the suspension of the registrant's duty to file reports as a result of the merger of the registrant into the Indiana United Bancorp 401(k) and Retirement Plan, effective as of January 1, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Indiana United Bancorp 401(k) and Retirement Plan, as successor by merger to the Indiana United Bancorp Retirement Plan, has caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

                          Indiana United Bancorp 401(k) and Retirement Plan



Date:  March 18, 2002     By:  /s/ James L. Saner Sr.
       --------------          -------------------------------------------------
                                   Name


                               Title:  President and Chief Executive Officer
                                       -----------------------------------------


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